Textron Inc.	Tel: (401) 421-2800
40 Westminster St.	www.textron.com
Providence, RI 02903

May 31, 2013

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Textron Inc.

Form 10-K for Fiscal Year Ended December 29, 2012

Filed February 15, 2013

Form 10-Q for the Quarterly Period Ended March 30, 2013

Filed April 25, 2013

File No. 001-05480

Dear Mr. Shenk:

This letter is in response to your comment letter dated May 7, 2013 regarding the above filings.  For your convenience, we have repeated the staff’s comments in the body of this letter followed by our response.

Form 10-Q for the Quarterly Period Ended March 30, 2013

Liquidity and Capital Resources, page 27

1.              SEC Comment:  In the analysis of the operating cash flows of the manufacturing group and on a consolidated basis, please quantify each factor identified so that investors may understand the relative magnitude of each. For example, you identify annual incentive compensation payments, certain deferred compensation payments, increase in commercial finished goods, growth in spares in connection with delayed deliveries and delayed progress payments without quantification of the associated amounts.

Response: The first quarter of our fiscal year typically results in cash outflow from operating activities. We disclosed the significant factors resulting in the outflows for both periods to provide a clearer understanding of the nature of the first-quarter outflows, rather than just explaining the amount of the fluctuation between the periods.  We also disclosed the significant factors contributing to the fluctuations between the periods as discussed in our response to Comment #2 below.

To provide the investor with context as to the magnitude of the factors disclosed, we have provided an example below of the disclosure for both the Manufacturing group and Consolidated operating cash flows that we would provide in future filings.

Manufacturing Cash Flows

We used cash for operating activities in the first quarter of 2013 primarily related to higher inventory levels of $255 million, incentive and deferred compensation payments of $149 million and pension contributions of $140 million.  We used cash for operating activities in the first quarter of 2012 primarily related to higher inventory levels of $188 million, incentive and deferred compensation payments of $171 million and pension contributions of $144 million.

In the first quarter of 2013, cash used to fund higher inventory levels was largely due to an increase in the Bell segment, while in the first quarter of 2012, it was largely related to Cessna.  Inventories were higher at Bell, largely due to an increase in commercial aircraft inventories of $76 million, primarily in finished goods related to a ramp up in support of future sales, a $74 million growth in spares, also in support of future sales and in connection with delayed deliveries resulting from our conversion to a new enterprise resource planning system, and, to a lesser extent, delayed progress payments on military programs.

Consolidated Cash Flows

We used cash for operating activities in the first quarter of 2013 primarily related to higher inventory levels of $254 million, incentive and deferred compensation payments of $154 million and pension contributions of $149 million.  We used cash for operating activities in the first quarter of 2012 primarily related to higher inventory levels of $187 million, incentive and deferred compensation payments of $181 million and pension contributions of $147 million.

In the first quarter of 2013, cash used to fund higher inventory levels was largely due to an increase in the Bell segment, while in the first quarter of 2012, it was largely related to Cessna.  Inventories were higher at Bell, largely due to an increase in commercial aircraft inventories of $76 million, primarily in finished goods related to a ramp up in support of future sales, a $74 million growth in spares, also in support of future sales and in connection with delayed deliveries resulting from our conversion to a new enterprise resource planning system, and, to a lesser extent, delayed progress payments on military programs.

In future filings, we will quantify the significant factors provided in our disclosure so that investors may understand the relative magnitude of each.

2.              SEC Comment:  Please ensure your analysis of the variance in operating cash flows between comparable periods substantially accounts for the variance. For example, for the manufacturing group you report an increase in cash used for operating activities of $291 million between 2013 and 2012, but the factors identified appear to net to $30 million of cash provided. In regard to the consolidated cash flows from continuing operations, you report an increase in cash used for operating activities of $142 million between 2013 and 2012, but the sum of the factors identified appear to amount to only $69 million. Also, we note the effect of taxes refunded/paid on the operating cash flows of each of the manufacturing and finance groups, but it is not clear the effect that such had on a consolidated basis. Please tell us and disclose all material factors that contributed to the net variances noted above and the effect on a consolidated basis of cash flows in regard to taxes.

Response:   In preparing the Liquidity and Capital Resources section of our MD&A, we analyze significant changes in the asset and liability amounts impacting our operating cash flows and include significant factors in our discussion that are necessary to understand material changes in the cash flows.  We believe that we have provided all material factors attributing to the fluctuation in operating cash flows between the periods in our disclosure.

For Manufacturing group operating activities, the significant factors contributing to the $291 million fluctuation between the first quarter of 2013 and 2012 disclosed in our MD&A do not net to $30 million of cash provided as referenced in the comment above.  The significant factors contributing to the fluctuation in net cash used were a $67 million use of cash related to changes in inventory levels (representing the difference between the $255 million and $188 million disclosed) and $93 million of cash used resulting from a change in net tax cash activity (representing the difference between the $11 million payment and $82 million refund disclosed).  These two significant factors total $160 million of cash used for operating activities.  There were no other material factors to be disclosed for the periods.

For Consolidated operating activities, the significant factor contributing to the $142 million fluctuation in net cash used was the $67 million use of cash related to changes in inventory levels (representing the difference between the $254 million and $187 million disclosed).  On a consolidated basis, the impact of net tax refunds /(payments) was not considered to be a significant factor in the change in operating cash flows between the periods.  In the Manufacturing cash flow section, we disclosed net tax refunds/(payments) of $(11) million and $82 million in the first quarter of 2013 and 2012, respectively, while in the Finance cash flow section, we disclosed net tax refunds/(payments) of $21 million and $(111) million, respectively. The impact of the consolidated net tax cash inflow between the periods was largely offset by a variety of other outflows.   Accordingly, we believe that the most significant factor contributing to the fluctuation was provided in our disclosure.

In future filings, we will continue to disclose all significant factors contributing to the fluctuation in cash flows from operations between comparable periods.

3.              SEC Comment:  You disclose that the increase between 2013 and 2012 in cash used in operating activities of the manufacturing group and on a consolidated basis was due in part to higher inventories at Bell largely due to an increase in commercial finished goods in support of sales. We note that the 2013 revenues of the other divisions within Bell decreased relative to the first quarter of 2012 in an aggregate amount in excess of the increase in revenues of the commercial division. Please clarify for us and in your disclosure the overall impact of sales of Bell in regard to the variance in cash used for operating activities as it relates to inventories.

Response:  As disclosed in our MD&A, in the first quarter of 2013, Bell’s commercial revenues increased $14 million from the first quarter of 2012, largely related to higher aircraft deliveries, which was partially offset by lower aftermarket revenues.  We delivered 40 commercial aircraft, compared to 30 aircraft in the prior period.  Due to the increase in commercial sales activity, we have ramped up production of aircraft to meet customer demand in future periods.  Due to this ramp up, commercial aircraft inventories increased $76 million in the first quarter of 2013, which is one of the significant factors we disclosed.  We also disclosed in our MD&A a growth in spares inventory in connection with delayed deliveries resulting from our conversion to a new enterprise resource planning system.  This increase in spares inventory directly correlates to the lower aftermarket revenues during the first quarter of 2013.  Please also note the changes provided in our response to Comment #1 to clarify this disclosure.

Bell’s military revenues decreased $59 million in the first quarter of 2013, compared to the first quarter of 2012.  Generally, changes in revenues for our U.S. Government business may not have a direct correlation to changes in inventories as reported in cash flow from operating activities as we typically receive cash on contracts with the U.S. Government during the production cycle rather than upon delivery and recognition of revenue.

4.              SEC Comment:  Please tell us and disclose your expectations in regard to whether your cash flows of operating activities will be positive for fiscal 2013, the expected timing of such and the basis for your belief.

Response:  The first quarter of our fiscal year typically results in net cash outflow from operating activities, in part due to the timing of incentive and deferred compensation payments and pension contributions.  Our historical trend is to then generate net cash inflows from operating activities in the remaining portion of our fiscal year.  In 2013, we expect this trend to continue resulting in positive cash flows from operating activities for the full year.  As we disclosed in our MD&A, a significant use of cash in the first quarter was a result of higher inventory levels at Bell due to the production ramp up associated with anticipated future commercial sales, as well as a growth in spares in connection with delayed deliveries resulting from our conversion to a new enterprise resource planning system.  We expect a significant portion of these inventories will be sold during the remainder of the year, generating net cash inflows.  In addition, we made a significant portion of the incentive and deferred compensation payments and pension contributions anticipated to be made for the year in the first quarter of 2013. As disclosed in our MD&A, “We believe that we will have sufficient cash to meet our future needs, based on our existing cash balances, the cash we expect to generate from our manufacturing operations and other available funding alternatives, as appropriate.”

In future filings for the first quarter of our fiscal year, we will disclose this trend in our operating cash flows if it is significant for the investors’ understanding of full-year cash flow expectations.

* * * * *

We appreciate the staff’s consideration of our responses to the above comments.

In connection with our responses above, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-2599.

Sincerely,

/s/Richard L. Yates
Richard L. Yates
Senior Vice President and Corporate Controller

cc:              Scott C. Donnelly

Chairman, President and Chief Executive Officer

Frank T. Connor

Executive Vice President and Chief Financial Officer

E. Robert Lupone

Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

Bud McDonald

Ernst & Young LLP, Partner